
07000962

BB 3/12 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007

SEC FILE NUMBER
8- 48686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe (City) CA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Moody 858-756-8310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

750 B Street, Suite 1500 (Address) San Diego (City) CA (State) 92101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Ruh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER LIAN
COMM. #1676404
Notary Public - California
San Diego County
My Comm. Expires Jun. 19, 2010

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

CASTLE CREEK FINANCIAL LLC

(A Delaware Limited Liability Company)

Statements of Financial Condition

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Members
Castle Creek Financial LLC:

We have audited the accompanying statements of financial condition of Castle Creek Financial LLC, a Delaware Limited Liability Company (the Company), as of December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2007

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents (note 3)	$	109,000	487,000
Accounts receivable		—	25,000
Prepaid expenses		19,000	17,000
Notes receivable (notes 3 and 4)		—	761,000
Total assets	$	128,000	1,290,000
Liabilities and Members' Equity			
Liabilities	$	1,000	6,000
Members' equity		127,000	1,284,000
Total liabilities and members' equity	$	128,000	1,290,000

See accompanying notes to statements of financial condition.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)

Notes to Statements of Financial Condition

December 31, 2006 and 2005

(1) Description of Business and Summary of Significant Accounting Policies

(a) General

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions, or hold funds or securities or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally unincorporated associations of two or more persons, their members have limited personal liability for the obligations or debts of the entity, and they are classified as partnerships for federal income tax purposes. The Company is made up of eight members. Eggemeyer Corp. and WJR Advisory Corp. own 45.0% and 22.5% of the Company, respectively. The Company shall have a term of 99 years unless dissolved earlier in accordance with the provisions of the Operating Agreement of the Company or the Delaware Limited Liability Company Act.

Net income (loss) of the Company for each fiscal year is allocated among the members in proportion to their ownership percentages.

(b) Basis of Accounting

The Company prepares its statements of financial condition in accordance with accounting principles generally accepted in the United States of America.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Income Taxes

The liability for income taxes is that of the individual members and not the Company.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition to prepare the statements of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Net Capital

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2006 and 2005, the Company had excess "net capital" of $103,000 and $476,000, respectively, which exceeded the minimum amount required of $5,000.

(3) Related Party Transactions

At December 31, 2006 and 2005, the Company owes no amounts to an affiliate and has no amounts due from an affiliate

The Company maintains bank accounts with First National Bank, an affiliate of certain members of the Company. Management believes the terms from First National Bank are the same as those available to its other customers.

During 2005, the Company issued a note receivable to Western States Opportunity LLC, an affiliate of certain members of the Company totaling $761,000 discussed in note 4.

(4) Notes Receivable

During 2005, the Company issued a note receivable to Western States Opportunity LLC, an affiliate of certain members of the Company totaling $761,000. The notes receivable were due upon the earlier of March 31, 2006 or three days following the consummation of the Investor Round Closing of Atlanta Bancorporation and bears interest of 10% per year. The Company had no notes receivable outstanding as of December 31, 2006 and $761,000 outstanding as of December 31, 2005.

(5) Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements at December 31, 2006 or 2005.

(6) Fair Value of Financial Instruments

The fair value is considered to be equal to the carrying value of cash and cash equivalents, accounts receivable, other assets, and accounts payable in the related report, as these financial instruments are either liquid or short-term in nature.

END